Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

dELAY IN DESPATCH OF CIRCULAR

Reference is made to the announcement of China Southern Airlines Company Limited (the "Company") dated 26 June 2017 and 30 June 2017 (the "Announcements") in relation to, among others, the connected transactions in relation to the Proposed Share Issuance. Unless otherwise stated, capitalized terms used herein shall have the same meanings as defined in the Announcements.

As mentioned in the Announcements, a circular containing, among others, further details of the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder as well as other related matters, together with notices of the EGM and the Class Meetings, is expected to be issued by the Company and despatched to the Shareholders on or before 31 August 2017, which is more than 15 business days after the publication of the Connected Transaction Announcement as (i) the valuation report of the MTU Shares will be approved by SASAC and the valuation results of the MTU Shares might be adjusted as required by SASAC; (ii) the Board approval will be further sought on the final valuation results of the MTU Shares after obtaining the approval from SASAC; and (iii) additional time is required for the preparation of the relevant information (such as the letter from the independent financial adviser) necessary to be included in the circular.

As additional time is still required to (i) proceed the abovementioned approval procedures for the valuation report of the MTU Shares (in particular the time for SASAC approval is hard to estimate); and (ii) prepare and finalise certain information to be included in the circular, it is expected that the despatch date of the circular will be postponed to a date on or before 31 October 2017.

WARNING: As the Proposed Share Issuance and the Subscription Agreements are conditional upon the fulfilment of certain conditions as mentioned below, the Proposed Share Issuance and the Share Subscription Agreements may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

31 August 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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